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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

RadioShack Corporation
(Name of Issuer)
Common Stock, $1 Par Value
(Title of Class of Securities)
750438103
(CUSIP Number)
Donald L. Braun
Hall Phoenix/Inwood, Ltd.
6801 Gaylord Parkway
Frisco, Texas 75034
(972) 377-1100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 5, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: Hall Phoenix/Inwood, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		5,870,300[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,870,300[1]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,870,300[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.34%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

[1]	Represents shares owned directly by Hall Phoenix/Inwood, Ltd.

[2]	Assumes a total of 135,321,158 shares outstanding based on the amount reported in RadioShack Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

1	NAMES OF REPORTING PERSONS: Hall Financial Group, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		1,755,200[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,755,200[1]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,755,200[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.30%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

[1]	Represents shares owned directly by Hall Financial Group, Ltd.

[2]	Assumes a total of 135,321,158 shares outstanding based on the amount reported in RadioShack Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

1	NAMES OF REPORTING PERSONS: Phoenix/Inwood Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,870,300[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,870,300[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.34%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

[1]	Represents shares owned directly by Hall Phoenix/Inwood, Ltd. The sole general partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation.

[2]	Assumes a total of 135,321,158 shares outstanding based on the amount reported in RadioShack Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

1	NAMES OF REPORTING PERSONS: Hall Financial Group GP, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,755,200[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,755,200[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.30%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

[1]	Represents shares owned directly by Hall Financial Group, Ltd. The sole general partner of Hall Financial Group, Ltd. is Hall Financial Group GP, Inc.

[2]	Assumes a total of 135,321,158 shares outstanding based on the amount reported in RadioShack Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

1	NAMES OF REPORTING PERSONS: Search Financial Services, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,625,500[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,625,500[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.64%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

[1]	Represents 5,870,300 shares owned directly by Hall Phoenix/Inwood, Ltd. and 1,755,200 shares owned directly by Hall Financial Group, Ltd. The sole general partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation. The sole general partner of Hall Financial Group, Ltd. is Hall Financial Group GP, Inc. The sole stockholder of Phoenix/Inwood Corporation and Hall Financial Group GP, Inc. is Search Financial Services, LP.

[2]	Assumes a total of 135,321,158 shares outstanding based on the amount reported in RadioShack Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

1	NAMES OF REPORTING PERSONS: Hall Search GP, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,625,500[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,625,500[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.64%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

[1]	Represents 5,870,300 shares owned directly by Hall Phoenix/Inwood, Ltd. and 1,755,200 shares owned directly by Hall Financial Group, Ltd. Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd. Search Financial Services, LP is the sole stockholder of Phoenix/Inwood Corporation. Hall Financial Group GP, Inc. is the sole general partner of Hall Financial Group, Ltd. Search Financial Services, LP is the sole stockholder of Hall Financial Group GP, Inc. Hall Search GP, LLC is the sole general partner of Search Financial Services, LP.

[2]	Assumes a total of 135,321,158 shares outstanding based on the amount reported in RadioShack Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

1	NAMES OF REPORTING PERSONS: Craig Hall

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,625,500[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,625,500[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.64%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

[1]	Represents 5,870,300 shares owned directly by Hall Phoenix/Inwood, Ltd. and 1,755,200 shares owned directly by Hall Financial Group, Ltd. Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd. Search Financial Services, LP is the sole stockholder of Phoenix/Inwood Corporation. Hall Financial Group GP, Inc. is the sole general partner of Hall Financial Group, Ltd. Search Financial Services, LP is the sole stockholder of Hall Financial Group, GP, Inc. Hall Search GP, LLC is the sole general partner of Search Financial Services, LP. Craig Hall is the sole manager and sole member of Hall Search GP, LLC.

[2]	Assumes a total of 135,321,158 shares outstanding based on the amount reported in RadioShack Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

         Item 1. Security and Issuer
         The class of equity securities to which this Schedule 13D relates is the Common Stock, $1.00 par value (the “Common Stock”), of RadioShack Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 300 RadioShack Circle, Fort Worth, Texas 76102.
         Item 2. Identity and Background
         1. Hall Phoenix/Inwood, Ltd.
         (a) (b) and (f) Hall Phoenix/Inwood, Ltd. is a Texas limited partnership. Its principal office is at 6801 Gaylord Parkway, Suite 100, Frisco, Texas, 75034. The General Partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation.
         (c) The principal business of Hall Phoenix/Inwood, Ltd. is investing in public and private investment opportunities.
         (d) and (e) To the best knowledge of Hall Phoenix/Inwood, Ltd., none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         2. Hall Financial Group, Ltd.
         (a) (b) and (f) Hall Financial Group, Ltd. is a Texas limited partnership. Its principal office is at 6801 Gaylord Parkway, Suite 100, Frisco, Texas, 75034. The General Partner of Hall Financial Group, Ltd. is Hall Financial Group GP, Inc.
         (c) The principal business of Hall Financial Group, Ltd. is investing in public and private investment opportunities.
         (d) and (e) To the best knowledge of Hall Financial Group, Ltd., none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         3. Phoenix/Inwood Corporation
         (a) (b) and (f) Phoenix/Inwood Corporation is a Texas corporation. Its principal office is at 6801 Gaylord Parkway, Suite 100, Frisco, Texas, 75034.
         The names of the executive officers and directors of Phoenix/Inwood Corporation, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or
Employment

Donald L. Braun,	6801 Gaylord Parkway	United States	President of Hall Financial
President, Treasurer and	Suite 100		Group GP, Inc.
Director	Frisco, Texas 75034

Larry E. Levey	6801 Gaylord Parkway	United States	Executive Vice President
Executive Vice President,	Suite 100		of Hall Financial Group
and Secretary	Frisco, Texas 75034		GP, Inc.

Mike Jaynes	6801 Gaylord Parkway	United States	Senior Vice President of
Senior Vice President	Suite 100		Hall Financial Group GP,
	Frisco, Texas 75034		Inc.

Mike Reynolds,	6801 Gaylord Parkway	United States	Vice President of Hall
Vice President	Suite 100		Financial Group GP, Inc
Frisco, Texas 75034

David Nachman,	6801 Gaylord Parkway	United States	Vice President of Hall
Vice President	Suite 100		Financial Group GP, Inc.
Frisco, Texas 75034

Craig Hall	6801 Gaylord Parkway	United States	Chairman of Hall
Director	Suite 100		Financial Group GP, Inc.
Frisco, Texas 75034

         (c) The principal business of Phoenix/Inwood Corporation is to serve as General Partner of affiliated entities.
         (d) and (e) To the best knowledge of Phoenix/Inwood Corporation, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         4. Hall Financial Group GP, Inc.
         (a) (b) and (f) Hall Financial Group GP, Inc. is a Texas corporation. Its principal office is at 6801 Gaylord Parkway, Suite 100, Frisco, Texas, 75034.
         The names of the executive officers and directors of Hall Financial Group GP, Inc., their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or
Employment

Donald L. Braun,	6801 Gaylord Parkway	United States	President of Hall Financial
President, Treasurer and	Suite 100		Group GP, Inc.
Director	Frisco, Texas 75034

Mark Depker,	6801 Gaylord Parkway	United States	Executive Vice President
Executive Vice President	Suite 100		of Hall Financial Group
	Frisco, Texas 75034		GP, Inc.

Larry E. Levey	6801 Gaylord Parkway	United States	Executive Vice President
Executive Vice President,	Suite 100		of Hall Financial Group
and Secretary	Frisco, Texas 75034		GP, Inc.

Mike Jaynes	6801 Gaylord Parkway	United States	Senior Vice President of
Senior Vice President	Suite 100		Hall Financial Group GP,
	Frisco, Texas 75034		Inc.

David Nachman	6801 Gaylord Parkway	United States	Vice President of Hall
Vice President	Suite 100		Financial Group GP, Inc.
Frisco, Texas 75034

Craig Hall	6801 Gaylord Parkway	United States	Chairman of Hall
Director	Suite 100		Financial Group GP, Inc.
Frisco, Texas 75034

         (c) The principal business of Hall Financial Group GP, Inc. is to serve as General Partner of affiliated entities.
         (d) and (e) To the best knowledge of Hall Financial Group GP, Inc., none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         5. Search Financial Services, LP
         (a) (b) and (f) Search Financial Services, LP is a Delaware limited partnership. Its principal office is at 6801 Gaylord Parkway, Suite 100, Frisco, Texas, 75034. The sole General Partner of Search Financial Services, LP is Hall Search GP, LLC.
         (c) The principal business of Search Financial Services, LP is to provide asset management and financial management services to affiliated businesses.
         (d) and (e) To the best knowledge of Search Financial Services, LP, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         6. Hall Search GP, LLC
         (a) (b) and (f) Hall Search GP, LLC is a Delaware limited liability company. Its principal office is at 6801 Gaylord Parkway, Suite 100, Frisco, Texas, 75034. The sole manager and sole member of Hall Search GP, LLC is Craig Hall.
         (c) The principal business of Hall Search GP, LLC is to serve as General Partner of Search Financial Services, LP.

Name and Office Held	Business Address	Citizenship	Principal Occupation or
Employment

Donald L Braun, President	6801 Gaylord Parkway	United States	President of Hall Financial
and Director	Suite 100		Group GP, Inc.
Frisco, Texas 75034

Mark Depker, Executive	6801 Gaylord Parkway	United States	Executive Vice President
Vice President	Suite 100		of Hall Financial Group
	Frisco, Texas 75034		GP, Inc.

Larry E. Levey	6801 Gaylord Parkway	United States	Executive Vice President
Executive Vice President,	Suite 100		of Hall Financial Group
and Secretary	Frisco, Texas 75034		GP, Inc.

Janet Roznowski	32600 Five Mile Road	United States	Vice President of Hall
Vice President	Livonia, MI 48154		Financial Group GP, Inc.

Keith Taylor	6801 Gaylord Parkway	United States	Controller of Hall
Treasurer	Suite 100		Financial Group GP, Inc.
Frisco, Texas 75034

Jean Ferris	6801 Gaylord Parkway	United States	Vice President of Hall
Vice President	Suite 100		Financial Group GP, Inc.
Frisco, Texas 75034

Craig Hall	6801 Gaylord Parkway	United States	Chairman of Hall
Director	Suite 100		Financial Group GP, Inc.
Frisco, Texas 75034

David Nachman	6801 Gaylord Parkway	United States	Vice President of Hall
Vice President	Suite 100		Financial Group GP, Inc.
Frisco, Texas 75034

         (d) and (e) To the best knowledge of Hall Search GP, LLC, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         7. Craig Hall
         (a) (b) and (f) Craig Hall is a United States citizen whose business address is 6801 Gaylord Parkway, Suite 100, Frisco, Texas, 75034.

         (c) Mr. Hall is principally employed as Chairman of Hall Financial Group GP, Inc.
         (d) and (e) To the best of Craig Hall’s knowledge, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         Item 3. Source and Amount of Funds or Other Consideration
         The aggregate purchase price of the 7,625,500 shares of Common Stock (the “Shares”) was $120,734,037. The source of funds for the purchases of the Shares was the working capital of the Reporting Persons. Certain of the Shares were purchased through margin accounts maintained with Citigroup Inc., which may extend margin credit to the Reporting Persons or persons under their investment discretion as and when required to open or carry positions in these margin accounts, subject to applicable Federal margin regulations, stock exchange rules and its credit policies.
         Item 4. Purpose of Transaction.
         The purpose of the purchase of the Shares by the Reporting Persons was to acquire the securities for investment purposes. The Reporting Persons or any of the parties listed in Item 2, depending upon market conditions and other factors, in the future may acquire additional shares of Common Stock or dispose in the open market or in private transactions all or a portion of the Common Stock which the Reporting Persons or any of the parties listed in Item 2 now owns or hereafter may acquire.
         The Reporting Persons intend to review their investment in the Issuer on a continuing basis and representatives of the Reporting Persons may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategic direction, corporate governance, strategy and future plans of the Issuer (initially, the Reporting Persons view favorably the Issuer’s appointment of Julian Day as Chairman and CEO). Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares, selling some or all of their Shares or similar transactions with respect to the Shares, seeking representation on the Issuer’s Board of Directors, seeking otherwise to influence the management of the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
         Item 5. Interest in Securities of the Issuer
(a) and (b) The following includes information regarding the interest in securities of the Issuer held by the Reporting Persons.
         1. Hall Phoenix/Inwood, Ltd.

	(a)	Amount beneficially owned:	5,870,300	[1]

(b)	Percentage of class:		4.34%[2]

	(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	5,870,300	[1]

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or direct the disposition of:	5,870,300	[1]

(iv)	shared power to dispose or direct the disposition of:	0

[1]	Represents shares owned directly by Hall Phoenix/Inwood, Ltd.

[2]	Assumes a total of 135,321,158 shares outstanding based on the amount reported in RadioShack Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.
         2. Hall Financial Group, Ltd.

(a)	Amount beneficially owned:	1,755,200	[1]

(b)	Percentage of class:	1.30%[2]

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	1,755,200	[1]

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or direct the disposition of:	1,755,200	[1]

(iv)	shared power to dispose or direct the disposition of:	0

[1]	Represents shares owned directly by Hall Financial Group, Ltd.

[2]	Assumes a total of 135,321,158 shares outstanding based on the amount reported in RadioShack Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.
         3. Phoenix/Inwood Corporation

(a)	Amount beneficially owned:	5,870,300	[1]

(b)	Percentage of class:	4.34%[2]

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or direct the disposition of:	0

(iv)	shared power to dispose or direct the disposition of:	5,870,300	[1]

[1]	Represents shares owned directly by Hall Phoenix/Inwood, Ltd. The sole general partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation.

[2]	Assumes a total of 135,321,158 shares outstanding based on the amount reported in RadioShack Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

         4. Hall Financial Group GP, Inc.

(a)	Amount beneficially owned:	1,755,200	[1]

(b)	Percentage of class:	1.30%[2]

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or direct the disposition of:	0

(iv)	shared power to dispose or direct the disposition of:	1,755,200	[1]

[1]	Represents shares owned directly by Hall Financial Group, Ltd. The sole general partner of Hall Financial Group, Ltd. is Hall Financial Group GP, Inc.

[2]	Assumes a total of 135,321,158 shares outstanding based on the amount reported in RadioShack Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.
         5. Search Financial Services, LP

(a)	Amount beneficially owned:	7,625,500	[1]

(b)	Percentage of class:	5.64%[2]

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or direct the disposition of:	7,625,500	[1]

(iv)	shared power to dispose or direct the disposition of:	0

[1]	Represents 5,870,300 shares owned directly by Hall Phoenix/Inwood, Ltd. and 1,755,200 shares owned directly by Hall Financial Group, Ltd. The sole general partner of Hall Phoenix/Inwood, Ltd. is Phoenix/Inwood Corporation. The sole stockholder of Phoenix/Inwood Corporation is Search Financial Services, LP. The sole general partner of Hall Financial Group, Ltd. is Hall Financial Group, GP, Inc. The sole stockholder of Hall Financial Group, Ltd. is Search Financial Services, LP.

[2]	Assumes a total of 135,321,158 shares outstanding based on the amount reported in RadioShack Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.
         6. Hall Search GP, LLC

(a)	Amount beneficially owned:	7,625,500	[1]

(b)	Percentage of class:	5.64%[2]

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or direct the disposition of:	0

(iv)	shared power to dispose or direct the disposition of:	7,625,500	[1]

[1]	Represents 5,870,300 shares owned directly by Hall Phoenix/Inwood, Ltd. and 1,755,200 shares owned directly by Hall Financial Group, Ltd. Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd. Search Financial Services, LP is the sole stockholder of Phoenix/Inwood Corporation. Hall Financial Group GP, Inc. is the sole general partner of Hall Financial Group, Ltd. Search Financial Services, LP is the sole stockholder of Hall Financial Group, GP, Inc. Hall Search GP, LLC is the sole general partner of Search Financial Services, LP.

[2]	Assumes a total of 135,321,158 shares outstanding based on the amount reported in RadioShack Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.
         7. Craig Hall

(a)	Amount beneficially owned:	7,625,500	[1]

(b)	Percentage of class:	5.64%[2]

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or direct the disposition of:	0

(iv)	shared power to dispose or direct the disposition of:	7,625,500	[1]

[1]	Represents 5,879,300 shares owned directly by Hall Phoenix/Inwood, Ltd. and 1,755,200 shares owned directly by Hall Financial Group, Ltd. Phoenix/Inwood Corporation is the sole general partner of Hall Phoenix/Inwood, Ltd. Search Financial Services, LP is the sole stockholder of Phoenix/Inwood Corporation. Hall Financial Group GP, Inc. is the sole general partner of Hall Financial Group, Ltd. Search Financial Services, LP is the sole stockholder of Hall Financial Group, GP, Inc. Hall Search GP, LLC is the sole general partner of Search Financial Services, LP. Craig Hall is the sole manager and sole member of Hall Search GP, LLC.

[2]	Assumes a total of 135,321,158 shares outstanding based on the amount reported in RadioShack Corporation’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.
(c) Attached as Exhibit 7.1 is a schedule of transactions in Common Stock by Hall Phoenix/Inwood, Ltd., and Hall Financial Group, Ltd. which are the only filers that directly hold Common Stock.
         Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understanding or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Common Stock owned by the Reporting Persons.
         Item 7. Material to be Filed as Exhibits.
         7.1     Schedule of transactions in Common Stock
         7.2     Schedule 13D Joint Filing Agreement

SIGNATURES
         After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 10, 2006	HALL PHOENIX/INWOOD, LTD.
	By:	Phoenix/Inwood Corporation, its General Partner

		By:	/s/ Donald L. Braun
Donald L. Braun, President

HALL FINANCIAL GROUP, LTD.
	By:	Hall Financial Group GP, Inc.

		By:	/s/ Donald L. Braun
Donald L. Braun, President

PHOENIX/INWOOD CORPORATION
		By:	/s/ Donald L. Braun
Donald L. Braun, President

HALL FINANCIAL GROUP GP, INC.
		By:	/s/ Donald L. Braun
Donald L. Braun, President

SEARCH FINANCIAL SERVICES, LP
	By:	Hall Search GP, LLC, its General Partner

		By:	/s/ Donald L. Braun
Donald L. Braun, President/Treasurer

HALL SEARCH GP, LLC
		By:	/s/ Donald L. Braun
Donald L. Braun, President/Treasurer

/s/ Craig Hall
CRAIG HALL

EXHIBIT INDEX
         7.1*     Schedule of Transactions in Common Stock
         7.2*     Schedule 13D Joint Filing Agreement
* Filed herewith